U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Notice of Exempt Solicitation

1.    Name of the Registrant:

Clayton Homes, Inc.

2.    Name of person relying on exemption:

Cliffwood Partners LLC

3.    Address of person relying on exemption:

11726 San Vincente Boulevard, Suite 600, Los Angeles, CA 90049

4.    Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

Press Release dated July 10, 2003.

FOR IMMEDIATE RELEASE

CLIFFWOOD PARTNERS LLC RESPONDS TO KEVIN CLAYTON’S LETTER TO SHAREHOLDERS

LOS ANGELES, CALIFORNIA, July 10, 2003—Cliffwood Partners LLC announced today that it continues to oppose the previously announced acquisition of Clayton Homes, Inc. (NYSE: CMH) by Berkshire Hathaway (NYSE: BRK.A) (NYSE: BRK.B) for $12.50 per share in cash. Cliffwood Partners continues to believe that Clayton Homes is worth substantially more than the $12.50 per share price being paid pursuant to the merger agreement entered into with Berkshire Hathaway.

Kevin Clayton’s statements referred to in Clayton Homes’ July 7 press release, like his letter to shareholders on July 2, 2003, represent a desperate attempt to paint a bleak picture of Clayton Homes, its industry, financial condition and financing options, a picture we believe to be entirely inaccurate. When we read his letter and subsequent statements, Cliffwood Partners asks one simple question: Are these the words of a man who is working to LOWER the purchase price like a BUYER or are these the words of a man who is trying to MAXIMIZE the purchase price as a SELLER? To all shareholders who have yet to vote their shares on this sale, to Berkshire Hathaway, Cliffwood Partners urges you to reread the letter you received from Kevin Clayton on July 2, 2003 and ask yourself if these are the words of a man who is looking out for the best interest of all shareholders.

At Cliffwood, the decision on this transaction is clear. Cliffwood Partners is voting the 1,251,000 shares of Clayton Homes it held as of the record date for the special meeting AGAINST the proposed acquisition. Cliffwood Partners encourages all independent shareholders to also vote AGAINST the transaction.

Cliffwood Partners LLC also wants to specifically respond to and address several points raised by Kevin Clayton in his letter to Clayton Homes’ shareholders on July 2, 2003 and his statements on July 7, 2003.

1)	Kevin Clayton complained that Vanderbilt experienced financing difficulties, which was one of the primary motivations for pursuing the unsolicited purchase by Berkshire Hathaway. His tone about dire financing problems at Vanderbilt was totally inconsistent with comments made in the latest Clayton Homes’ Annual Report, during recent conference calls and during Cliffwood Partners’ conversations with management. Specifically, Kevin and James Clayton wrote in the latest annual report that, “The Clayton business model works! With a proprietary brand of open vertical integration and a truly seasoned team, Clayton Homes is the best-positioned manufactured housing company for the expected industry recovery. With a conservative balance sheet of only 7% debt to capital, Clayton Homes is one of the few industry participants able to acquire attractive assets at value prices.” In addition, John Kalec, CFO, stated during the most recent earnings conference call held on January 9, 2003 that Clayton’s, “Balance sheet strength will continue to accommodate opportunities as presented.” Now Kevin sounds concerned over $60 million in loans held by a company with $1.9 billion in gross assets? While Kevin made this negative statement about holding $60 million in Vanderbilt loans, management felt comfortable enough about the industry to purchase $227 million worth of installment receivables in the quarter just prior to receiving the offer from Berkshire Hathaway and over $520 million in the prior three quarters. Furthermore, if Clayton is so concerned about its strained financing sources, why did Clayton expend resources not only to purchase the installment receivables but also to buy back $31 million of stock over the past nine quarters (in the September 2002 quarter, Clayton purchased over two million shares at an average purchase price of approximately $12.90/share).

2)	Kevin mentioned in his letter that no other bidders for the company have come to them. In reference to

Vanderbilt, what evidence has Clayton provided that it pursued any joint ventures or affiliations with any of the financial institutions that it previously competed with while pursuing the purchase of various manufactured loan portfolios? Absent from his discussion is any evidence of what Clayton Homes did do in an affirmative way to pursue financing alternatives for Vanderbilt prior to or after the offer from Berkshire Hathaway was received.

3)	Kevin Clayton said “The opposition states that the industry is improving.” Cliffwood Partners has made no such statements. Cliffwood Partners acknowledges that the industry is going through a very rough time, but is also confident that Clayton has the financial wherewithal to withstand this downturn. Our point is that at or near a bottom is not the time to panic and sell a great company with a clean balance sheet. Near a bottom, smart buyers like to buy. That is why major shareholders of Clayton Homes are rejecting this offer from Berkshire Hathaway. We respect that Berkshire Hathaway sees what we see in this fine company. We know that Clayton Homes will function quite well through this trough and into the future. This is NOT the time to be a seller of this company. The unceasingly negative and panicked tone of Kevin Clayton’s letter and later statements is inconsistent with the fine financial condition of Clayton Homes. It is also inconsistent with the way he managed the company and communicated with his shareholders prior to accepting the offer from Berkshire Hathaway.

4)	Kevin Clayton stated, “No compensation contracts, equity agreements, or side deals of any kind have been entered into with Berkshire Hathaway.” The lack of any written agreements does not, however, mean that Kevin Clayton, the management and the Clayton Board do not have potentially serious conflicts of interest. One can assume that Kevin Clayton and the management of the company will be the parties that will receive the vast majority of any compensation or equity incentives in the Berkshire Hathaway owned entity, whether established orally or in writing. Particularly given Berkshire Hathaway’s track record of rewarding the management of acquired entities, we believe Kevin Clayton’s credibility is strained by implying that he is not aware of the potential parameters of oral or written compensation arrangements for the management team with Berkshire Hathaway. The latest comments from Kevin Clayton have done nothing to dispel the notion that the management team must at least have a realistic sense of how they will get compensated going forward. Again, Cliffwood Partners raises these points about compensation and equity participation because it is such an important part of the Berkshire Hathaway operating model. We find it hard to believe that little or no due-diligence or discussion was completed about such important matters like compensation and equity participation with either Berkshire Hathaway senior management or the senior management of Berkshire Hathaway operating affiliates.

Once again, for all these reasons, Cliffwood Partners recommends that all shareholders vote AGAINST the proposed acquisition of Clayton Homes by Berkshire Hathaway.

For more information, contact Carl B. Tash, Chief Executive Officer of Cliffwood Partners LLC in Los Angeles, CA at (310) 442-0370 or email him at ctash@cliffwoodllc.com.